UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Neumora Therapeutics, Inc.

(Name of Issuer)

Common Stock par value $0.0001 per share

(Title of Class of Securities)

640979100

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640979100	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul L Berns
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,984,147
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,984,147
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,984,147
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 640979100	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer

Neumora Therapeutics, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

490 Arsenal Way, Suite 200, Watertown MA 02472 USA

Item 2(a).	Name of Person Filing

Paul L Berns (“Berns”) an individual and referred to as the “Reporting Person”.

Item 2(b).	Address of Principal Business Office or, if none, Residence

490 Arsenal Way, Suite 200, Watertown MA 02472 USA

Item 2(c).	Citizenship

The Reporting Person is a US citizen.

Item 2(d).	Title of Class of Securities

Common stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number

640979100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

Berns is the record owner of 7,646,916 shares of Common Stock (the “Record Shares”) as of December 31, 2023. In addition, as of December 31, 2023, Berns is a holder of vested options to purchase 337,231, shares of Common Stock (the “Vested Option Shares”).

(b)	Percent of class:

See line 11 of the cover sheets. The percentages set forth on the cover sheet for each Reporting Person is based upon 152,703,316 shares of common stock outstanding as of October 27, 2023 as reported on the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission on November 1, 2023.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See line 5 of the cover sheets.

(ii)	Shared power to vote or to direct the vote:

See line 6 of the cover sheets.

CUSIP No. 640979100	13G	Page 4 of 6 Pages

(iii)	Sole power to dispose or to direct the disposition:

See line 7 of the cover sheets.

(iv)	Shared power to dispose or to direct the disposition:

See line 8 of the cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP No. 640979100	13G	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

*
Paul L Berns

* By:	/s/ Joshua Pinto
Joshua Pinto as
Attorney-in-Fact

*

This Schedule 13G was executed by Joshua Pinto pursuant to Powers of Attorney filed as Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of Neumora Therapeutics, Inc. by the Reporting Persons filed with the Securities and Exchange Commission on September 14, 2023 and incorporated herein in its entirety by reference.